Exhibit 99.1

Agora, Inc. Reports First Quarter 2025 Financial Results

SANTA CLARA, Calif., May 27, 2025 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the first quarter ended March 31, 2025.

“We are pleased to report our second consecutive quarter of GAAP profitability in Q1, fueled by double-digit revenue growth year-over-year, excluding revenue from certain end-of-sale products, and disciplined cost management,” said Tony Zhao, Founder, Chairman, and CEO of Agora, Inc. “Our continued profitability and solid cash position enable us to proactively invest in promising areas, particularly conversational AI. Since launching our Conversational AI Engine in March, we’ve seen significant interest from developers and customers building voice agents for use cases from companion toys to language tutoring. As performance of large language models and our conversational AI solution continues to advance, we expect adoption of this technology to ramp up, leading to a growing contribution to revenue over time.”

First Quarter 2025 Highlights

•
Total revenues for the quarter were $33.3 million, an increase of 0.8% from $33.0 million in the first quarter of 2024, which included revenue from certain end-of-sale products of $3.3 million.
•
Agora: $18.6 million for the quarter, an increase of 17.7% from $15.8 million in the first quarter of 2024.
•
Shengwang: RMB105.5 million ($14.7 million) for the quarter, a decrease of 13.9% from RMB122.6 million ($17.2 million) in the first quarter of 2024. Certain end-of-sale products generated revenue of nil for the quarter and RMB23.7 million ($3.3 million) in the first quarter of 2024.
•
Active Customers
•
Agora: 1,806 as of March 31, 2025, an increase of 5.0% from 1,720 as of March 31, 2024.
•
Shengwang: 1,994 as of March 31, 2025, an increase of 5.2% from 1,896 as of March 31, 2024.
•
Dollar-Based Net Retention Rate
•
Agora: 96% for the trailing 12-month period ended March 31, 2025.
•
Shengwang: 85% for the trailing 12-month period ended March 31, 2025.
•
Net income for the quarter was $0.4 million, compared to net loss of $9.5 million in the first quarter of 2024.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of March 31, 2025 was $388.0 million.
•
Net cash provided by operating activities for the quarter was $17.6 million, which included $17.8 million in interest proceeds from maturity of bank deposits and financial products issued by banks, compared to net cash used in operating activities of $6.5 million in the first quarter of 2024.

First Quarter 2025 Financial Results

Revenues

Total revenues were $33.3 million in the first quarter of 2025, an increase of 0.8% from $33.0 million in the same period last year. Revenues of Agora were $18.6 million in the first quarter of 2025, an increase of 17.7% from $15.8 million in the same period last year, primarily due to our business expansion and usage growth in sectors such as live shopping. Revenues of Shengwang were RMB105.5 million ($14.7 million) in the first quarter of 2025, a decrease of 13.9% from RMB122.6 million ($17.2 million) in the same period last year, primarily due to a decrease in revenues from certain end-of-sale products, which generated revenue of nil for the quarter and RMB23.7 million ($3.3 million) in the first quarter of 2024.

Cost of Revenues

Cost of revenues was $10.6 million in the first quarter of 2025, a decrease of 16.9% from $12.8 million in the same period last year, primarily due to the end-of-sale of certain products.

Gross Profit and Gross Margin

Gross profit was $22.6 million in the first quarter of 2025, an increase of 11.9% from $20.2 million in the same period last year. Gross margin was 68.0% in the first quarter of 2025, an increase of 6.8% from 61.2% in the same period last year, mainly due to the end-of-sale of certain low-margin products.

Operating Expenses

Operating expenses were $26.5 million in the first quarter of 2025, a decrease of 20.5% from $33.3 million in the same period last year.

•
Research and development expenses were $14.0 million in the first quarter of 2025, a decrease of 22.7% from $18.1 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $3.0 million in the first quarter of 2024 to $1.4 million in the first quarter of 2025.
•
Sales and marketing expenses were $6.2 million in the first quarter of 2025, a decrease of 8.5% from $6.8 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce.
•
General and administrative expenses were $6.2 million in the first quarter of 2025, a decrease of 25.6% from $8.4 million in the same period last year, primarily due to a decrease in personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.0 million in the first quarter of 2024 to $0.3 million in the first quarter of 2025.

Loss from Operations

Loss from operations was $3.7 million in the first quarter of 2025, compared to $12.6 million in the same period last year.

Interest Income

Interest income was $3.6 million in the first quarter of 2025, compared to $4.7 million in the same period last year, primarily due to the decrease in average interest rate.

Net Income (Loss)

Net income was $0.4 million in the first quarter of 2025, compared to net loss of $9.5 million in the same period last year.

Net Income (Loss) per American Depositary Share attributable to Ordinary Shareholders

Basic and diluted net income per American Depositary Share (“ADS”)1 attributable to ordinary shareholders was $0.004 in the first quarter of 2025, compared to basic and diluted net loss per ADS of $0.10 in the same period last year.

Share Repurchase Program

During the three months ended March 31, 2025, the Company repurchased approximately 1.2 million of its Class A ordinary shares (equivalent to approximately 0.3 million ADSs) for approximately US$1.2 million under its share repurchase program, representing 0.6% of its US$200 million share repurchase program.

As of March 31, 2025, the Company had repurchased approximately 131.8 million of its Class A ordinary shares (equivalent to approximately 33.0 million ADSs) for approximately US$116.4 million under its share repurchase program, representing 58.2% of its US$200 million share repurchase program.

As of March 31, 2025, the Company had 374.0 million ordinary shares (equivalent to approximately 93.5 million ADSs) outstanding, compared to 449.8 million ordinary shares (equivalent to approximately 112.5 million ADSs) outstanding as of January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2026.

Financial Outlook

Based on currently available information, the Company expects total revenues for the second quarter of 2025 to be between $33 million and $35 million, compared to $30.9 million in the second quarter of 2024 if revenues from certain end-of-sale low-margin products were excluded. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9 p.m. Eastern Time on May 27, 2025. Details for the conference call are as follows:

Event title: Agora, Inc. 1Q 2025 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/kxr3jgpd

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register-conf.media-server.com/register/BI1c2b9f834eb9480294d6e640989a25ae

Please visit the Company’s investor relations website at https://investor.agora.io on May 27, 2025 to view the earnings release and accompanying slides prior to the conference call.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

1 One ADS represents four Class A ordinary shares.

Active Customers

An active customer at the end of any period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months, excluding customers from Easemob. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. Shengwang excluded the revenues from certain end-of-sale products and Easemob’s CEC business. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the Cayman Islands holding company of two independent divisions, under Agora brand and Shengwang brand, respectively, whose businesses are conducted through separate entities.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	March 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	42,611	27,083
Short-term bank deposits	35,077	168,327
Short-term financial products issued by banks	65,423	71,464
Short-term investments	2,781	2,787
Restricted cash	230	3,745
Accounts receivable, net	27,199	30,952
Prepayments and other current assets	7,546	22,593
Contract assets	1,034	1,099
Total current assets	181,901	328,050
Property and equipment, net	4,256	4,680
Construction in progress in relation to the headquarters project	45,635	44,486
Operating lease right-of-use assets	3,365	3,866
Intangible assets	481	611
Long-term bank deposits	189,501	35,500
Long-term financial products issued by banks	55,400	61,400
Long-term investments	40,483	40,710
Land use right, net	160,775	161,395
Other non-current assets	21,962	18,956
Total assets	703,759	699,654
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	11,095	12,965
Advances from customers	9,061	8,738
Taxes payable	1,195	2,210
Current operating lease liabilities	1,711	1,749
Payables for construction costs	5,091	12,834
Accrued expenses and other current liabilities	23,662	19,839
Total current liabilities	51,815	58,335
Long-term payable	2	1
Long-term operating lease liabilities	1,481	1,922
Deferred tax liabilities	72	92
Long-term borrowings in relation to the headquarters project	57,158	46,469
Advance in relation to the headquarters project	20,203	20,174
Total liabilities	130,731	126,993

Shareholders’ equity:

Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,144,702	1,144,238
Treasury shares, at cost	(72,574)	(72,739)
Accumulated other comprehensive loss	(12,926)	(12,257)
Accumulated deficit	(486,221)	(486,628)
Total shareholders’ equity	573,028	572,661
Total liabilities and shareholders’ equity	703,759	699,654

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended March 31,
	2025	2024
Real-time engagement service revenues	32,673	32,222
Real-time engagement on-premise solution and other revenues	596	799
Total revenues	33,269	33,021
Cost of revenues	10,635	12,797
Gross profit	22,634	20,224
Operating expenses:
Research and development	14,018	18,139
Sales and marketing	6,235	6,814
General and administrative	6,238	8,380
Total operating expenses	26,491	33,333
Other operating income	154	476
Loss from operations	(3,703)	(12,633)
Exchange gain (loss)	71	(45)
Interest income	3,635	4,734
Interest expense	(5)	(60)
Investment income (loss)	689	(2,035)
Income (loss) before income taxes	687	(10,039)
Income taxes	(42)	(140)
(Losses) income from equity in affiliates	(238)	716
Net income (loss)	407	(9,463)
Net income (loss) attributable to ordinary shareholders	407	(9,463)
Other comprehensive loss:
Foreign currency translation adjustments	(669)	(340)
Total comprehensive loss attributable to ordinary shareholders	(262)	(9,803)

Net income (loss) per ADS attributable to ordinary shareholders, basic and diluted	0.004	(0.10)
Weighted-average shares used in computing net income (loss) per ADS attributable to ordinary shareholders:
Basic	377,173,029	372,186,672
Diluted	406,087,244	372,186,672

Share-based compensation expenses included in:
Cost of revenues	47	101
Research and development expenses	1,359	3,045
Sales and marketing expenses	214	303
General and administrative expenses	328	985

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended March 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	407	(9,463)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation expenses	1,948	4,434
Allowance for current expected credit losses	1,684	2,291
Depreciation of property and equipment	592	1,008
Amortization of intangible assets	130	273
Amortization of land use right	849	858
Deferred tax expense	(20)	(42)
Amortization of right-of-use asset and interest on lease liabilities	538	660
Investment (income) loss	(689)	2,035
Losses (income) from equity in affiliates	238	(716)
Losses (gain) on disposal of property and equipment	1	(2)
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	2,099	(4,507)
Contract assets	66	(29)
Prepayments and other current assets	14,817	(10,358)
Other non-current assets	(1,215)	7,246
Accounts payable	(1,520)	2,448
Advances from customers	313	501
Taxes payable	(1,018)	441
Deferred income	111	(257)
Operating lease liabilities	(572)	(883)
Accrued expenses and other liabilities	(1,182)	(2,425)
Net cash provided by (used in) operating activities	17,577	(6,487)
Cash flows from investing activities:
Purchase of property and equipment	(555)	(587)
Purchase of short-term bank deposits	(25,077)	(31,100)
Purchase of short-term financial products issued by banks	(10,279)	-
Proceeds from maturity of short-term bank deposits	158,327	23,143
Proceeds from maturity of short-term financial products issued by banks	23,013	10,029
Purchase of long-term bank deposits	(154,001)	-
Purchase of long-term financial products issued by banks	-	(6,000)
Purchase of construction in progress for the headquarters project	(10,281)	(6,778)
Disposal of property and equipment	26	7
Refundable deposit received in relation to disposal of subsidiaries	4,410	-
Net cash used in investing activities	(14,417)	(11,286)
Cash flows from financing activities:
Proceeds from long-term borrowings	10,627	6,744
Proceeds from exercise of employees’ share options	296	208
Deposit received in relation to headquarters project	-	19,280
Repurchase of Class A ordinary shares	(1,241)	(3,408)
Net cash provided by financing activities	9,682	22,824

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(829)	(43)
Net increase in cash, cash equivalents and restricted cash	12,013	5,008
Cash, cash equivalents and restricted cash at beginning of period *	30,828	37,174
Cash, cash equivalents and restricted cash at end of period **	42,841	42,182
Supplemental disclosure of cash flow information:
Income taxes paid	40	108
Cash payments included in the measurement of operating lease liabilities	572	883
Right-of-use assets obtained in exchange for operating lease obligations	-	336
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	21	90
Payables for property and equipment	34	1
Payables for construction in progress in relation to the headquarters project	641	1,796
Payables for treasury shares, at cost	47	25

* Includes restricted cash balance	3,745	280
** includes restricted cash balance	230	280